SAFECO LIFE AND INVESTMENTS

5069 154th PL NE                                         Phone:   (425) 376-5328
Redmond, WA 98052                                        Fax:     (425) 376-6080
Email:   bilcra@safeco.com


July 25, 2000


VIA EDGAR


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.   20549
Attn: Jane Heinrichs


Re:      SAFECO Life Insurance Company ("SAFECO")
         SAFECO Separate Account C ("Registrant")
                  File Nos. 333-41622/811-08052
         Delaying Amendment


Dear Ms. Heinrichs:

The Registrant hereby amends its registration statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to 8(a), may determine.

Thank you in advance for your attention to this matter. Should you need additional information or wish to discuss this request further, please contact me at the above referenced address and phone number.

Sincerely,


William E. Crawford, Esq.
Assistant General Counsel